SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

May 15, 2024

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Philips announces exchange ratio for 2023 dividend", dated May 15, 2024.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on May 15, 2024.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Press information

May 15, 2024

Philips announces exchange ratio for 2023 dividend

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA), today announced that the exchange ratio for the dividend for the year 2023 is 1 new common share for every 29.2684 existing common shares. This ratio was based on the volume weighted average price on Euronext Amsterdam of May 9, 10 and 13, 2024, of EUR 24.8481 and was calculated in a manner that the gross dividend in shares will be approximately equal to EUR 0.85. As a result, Philips will issue a total number of 30,860,582 new common shares.

Distribution of the dividend with delivery of new common shares and settlement of any fractions in cash, will take place from May 16, 2024. Upon distribution, the total issued share capital will amount to EUR 188,875,310 representing 944,376,548 common shares.

In the second quarter, Philips intends to cancel 4,437,164 shares that were acquired under the now completed EUR 1.5 billion share repurchase program for capital reduction purposes, as announced on July 26, 2021. Post cancellation, the total number of issued shares will amount to 939,939,384 common shares. More information is available via this link.

For further information, please contact:
Ben Zwirs
Philips External Relations
Tel.: +31 6 1521 3446
E-mail: Ben.Zwirs@philips.com

Dorin Danu
Philips Investor Relations
Tel.: +31 20 59 77055
E-mail: dorin.danu@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people's health and well-being through meaningful innovation. Philips’ patient- and people-centric innovation leverages advanced technology and deep clinical and consumer insights to deliver personal health solutions for consumers and professional health solutions for healthcare providers and their patients in the hospital and the home. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, ultrasound, image-guided therapy, monitoring, and enterprise informatics, as well as in personal health. Philips generated 2023 sales of EUR 18.2 billion and employs approximately 69,100 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.